UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2015, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan Financial Statements and Supplemental Information (Modified Cash Basis) December 31, 2015 and 2014

CBA Compensation & Benefits Accounting Employee Benefit Plans Regulatory Reporting (EBPRR) 3 Gateway Plaza 8th Floor Newark, NJ 07102

The Prudential Employee Savings Plan

December 31, 2015 and 2014

Page
Report of Independent Registered Public Accounting Firm	1 - 2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and December 31, 2014 (Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015 (Modified Cash Basis)	4

Notes to Financial Statements	5 - 35

Supplemental Information*

Schedule I – Schedule of Assets Held for Investment Purposes	36 - 41

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with the basis of accounting described in Note 2.

The supplemental information in the accompanying schedule of assets held for investment purposes (modified cash basis) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

1299 Pennsylvania Avenue NW • Suite 1120 • Washington • District of Columbia 20004 • P 202.803.2335 • F 202.756.1301

presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Washington, DC June 15, 2016

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2015 and 2014

	2015	2014 *
Assets:
Investments at contract value
PESP Fixed Rate Fund (Note 3)	$3,308,570,646	$3,284,834,780

Investments at fair value
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	443,713,094	—
Delaware Small Cap Core Equity Fund	197,706,869	—
Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	—	216,103,236
Core Bond Enhanced Index/PGIM Fund	133,081,668	123,354,368
Jennison Mid-Cap Growth Fund	—	203,087,776
Large Cap Growth/Jennison Fund	—	496,272,197
Large Cap Value/LSV Asset Management Fund	—	288,667,628
Prudential Retirement Real Estate Fund	121,097,186	98,965,473
QMA International Developed Markets Index Fund	165,357,271	178,803,686
QMA U.S. Broad Market Index Fund	971,621,412	638,680,484
Small Company Stock Account, VCA-6	—	443,257,342
Wells Capital International Bond Fund	41,248,476	37,887,042

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	425,179,309	—
Prudential High Yield Collective Investment Trust	62,505,254	64,810,476
Wellington Trust Co. International Opportunities Fund	153,344,246	153,375,513

Registered Investment Companies
Fidelity Government Income Fund	—	20,775,863
Prudential Jennison Natural Resources Fund, Class Q	56,383,754	49,614,558
Vanguard Intermediate Government Bond Index Fund	22,601,239	—
Vanguard Small Cap Index Fund	218,910,645	—
Vanguard Emerging Market Stock Index Fund	42,909,164	—

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	99,052,766	87,573,837
Prudential Financial, Inc. Common Stock Fund - (ESOP) (Note 9)	585,217,360	629,789,065

Prudential IncomeFlex Select
Aggressive Growth Fund	97,141,335	98,945,357
Conservative Growth Fund	17,176,050	19,261,105
Moderate Growth Fund	36,525,029	38,143,184

Prudential IncomeFlex Target Balanced Fund	19,525,365	12,355,374

Total investments at fair value	3,910,297,492	3,899,723,564

Total investments	7,218,868,138	7,184,558,344

Notes receivable for participant loans	48,642,726	47,481,058
Noninterest-bearing cash	60	—

Net assets available for benefits	$7,267,510,924	$7,232,039,402

*	Certain prior year balances have been reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2015

Additions to net assets:
Investment income:
Net depreciation in fair value of investments (Note 4)	$(28,696,181)
Interest and dividend income	137,505,467
Other income	1,294,567

Total investment income	110,103,853

Investment expenses (Note 6)	—

Net investment income	110,103,853

Interest income on notes receivable from participants	1,591,554

Contributions:
Employer	64,071,934
Employee	186,568,900
Rollover	38,138,302

Total contributions	288,779,136

Total additions	400,474,543

Deductions from net assets:
Benefits paid to participants	364,001,197
Administrative expenses	1,001,824

Total deductions	365,003,021

Net increase	35,471,522

Net assets available for benefits:
Beginning of year	7,232,039,402

End of year	$7,267,510,924

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each eligible employee may enroll in PESP at any time, starting on their first day of employment with the Company and its participating affiliates.

Employees who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Through automatic enrollment, participants contribute 4% of eligible earnings on a before-tax basis. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy.

Roth In-Plan Rollovers. Participants may elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Participants are permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

Roth In-Plan Rollovers, totaling $1,347,578 in 2015, are included in Rollovers in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Employees are required to complete one year of service prior to becoming eligible for Company matching contributions.

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2015, catch-up contributions were limited to $6,000.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) the Plan’s net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the non-vested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period, are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions or to pay administrative expenses.

As of December 31, 2015 and 2014, forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $1,590,640 and $1,480,516, respectively. Forfeitures of $1,500,000 were used to reduce the Company’s matching contributions in 2015.

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

Generally, there are no restrictions on the participant’s investment directions; however, participants are subject to the provisions of the PESP Market Timing Policy. Participant investment direction in regard to the Prudential Financial, Inc. Common Stock Fund is subject to the provisions of the Company’s Personal Securities Trading Policy. In addition, participants employed with affiliated service providers may be restricted as to investment directions in connection with certain funds and/or services being provided.

Company Matching Contributions. Half of the Company matching contributions is automatically invested in the Prudential Financial, Inc. Common Stock Fund. The remainder of the participant’s Company matching contributions is invested according to the participant’s current investment allocation direction or pursuant to the Plan’s default investment provisions, as applicable.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following are the investment options under the Plan:

PESP Fixed Rate Fund - The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically (currently on a quarterly basis) and is announced in advance. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company. It is subject to the credit risk of the Company.

Custom Plan Investments

Alliance Bernstein Core Opportunities Fund - Effective July 24, 2015. This separate account seeks to generate capital appreciation through superior stock selection which is a process rooted in research insight and portfolio manager skill. The portfolio is constructed of approximately sixty investments where the portfolio manager believes there is a significant discount between a company’s stock price and intrinsic economic value. The focus is on highly profitable business with strong fundamental prospects and above average capital flexibility. The separate account is offered by the Company and is advised by Alliance Bernstein L.P. 50% of the transition account consisting of the balances of the Artisan U.S. Mid-Cap Value Fund, the Jennison Mid-Cap Growth Fund, the Large Cap Growth/Jennison Fund, and the Large Cap Value/LSV Asset Management Fund were transferred to the fund during the transition period which ended August 6, 2015.

Delaware Small Cap Core Equity Fund - Effective July 24, 2015. This separate account seeks long-term capital appreciation. The strategy invests in stocks of small companies believed to have a combination of attractive valuations, growth prospects, and strong cash flows. The separate account is offered by the Company and is advised by Delaware Investment Advisers. 50% of the transition account consisting of the balance of the Small Company Stock Account, VCA-6 was transferred to the fund during the transition period which ended August 6, 2015.

Insurance Company Separate Accounts

All the Insurance Company Separate Accounts are pooled except for the Artisan U.S. Mid-Cap Value Fund which is a Single Client Account.

Artisan U.S. Mid-Cap Value Fund - This separate account seeks to maximize long-term capital growth using a mid-cap value strategy. The fund primarily invests in the common stocks of mid-capitalization companies that Artisan Partners believes to be undervalued relative to their current market price. It defines a mid-cap company as one that falls within the market capitalization range of companies in the Russell Mid-Cap Index. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Artisan Partners. This investment option was eliminated July 24, 2015. The balance was transferred to a transition account along with the balances of the Jennison Mid-Cap Growth Fund, the Large Cap Growth/Jennison Fund, and the Large Cap Value/LSV Asset Management Fund. The transition account balance was transferred 50% to the Jennsion Opportunistic Equity Fund CIT and 50% to the Alliance Bernstein Core Opportunities Fund during the transition period which ended August 6, 2015.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

Core Bond Enhanced Index/PGIM Fund - This separate account seeks to achieve performance results similar to the Barclays Capital U.S. Aggregate Bond Index. This fund invests primarily in corporate and government bonds. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by PGIM, Inc. (previously, Prudential Investment Management, Inc.), also an affiliate of the Company.

Jennison Mid-Cap Growth Fund - This separate account seeks to outperform the Russell Mid-Cap Growth Index on a rolling three-year basis. This fund invests in mid-size companies that may generate above average earnings growth. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Jennison Associates, LLC, also an affiliate of the Company. This investment option was eliminated July 24, 2015. The balance was transferred to a transition account along with the balances of the Artisan U.S. Mid-Cap Value Fund, the Large Cap Growth/Jennison Fund, and the Large Cap Value/LSV Asset Management Fund. The transition account balance was transferred 50% to the Jennsion Opportunistic Equity Fund CIT and 50% to the Alliance Bernstein Core Opportunities Fund during the transition period which ended August 6, 2015.

Large Cap Growth/Jennison Fund - This separate account seeks long-term growth of capital and to outperform both the Russell 1000 Growth and S&P 500 Indexes. This fund invests at least 65% in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Jennison Associates, LLC, also an affiliate of the Company. This investment option was eliminated July 24, 2015. The balance was transferred to a transition account along with the balances of the Artisan U.S. Mid-Cap Value Fund, the Jennison Mid-Cap Growth Fund, and the Large Cap Value/LSV Asset Management Fund. The transition account balance was transferred 50% to the Jennsion Opportunistic Equity Fund CIT and 50% to the Alliance Bernstein Core Opportunities Fund during the transition period which ended August 6, 2015.

Large Cap Value/LSV Asset Management Fund - This separate account seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3- and 5-year periods, or market cycles if longer. This fund invests primarily in equity-related securities of large companies in a value style. LSV Asset Management employs a quantitative model to select out-of-favor (undervalued) stocks that they believe have the potential for near-term appreciation. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by LSV Asset Management. This investment option was eliminated July 24, 2015. The balance was transferred to a transition account along with the balances of the Artisan U.S. Mid-Cap Value Fund, the Jennison Mid-Cap Growth Fund, and the Large Cap Growth/Jennison Fund. The transition account balance was transferred 50% to the Jennsion Opportunistic Equity Fund CIT and 50% to the Alliance Bernstein Core Opportunities Fund during the transition period which ended August 6, 2015.

Prudential Retirement Real Estate Fund - This separate account seeks to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. This fund of funds invests primarily in existing private real estate funds, publicly traded real estate securities, including Real Estate Investment Trust (“REIT”) securities, and other real estate related investments. The manager seeks to provide maximum exposure to private real estate funds, while seeking to maintain liquidity for the purpose of meeting withdrawal requests through a combination of cash and cash equivalents, as well as investments in marketable real estate securities. The fund may, to the extent available in the market on reasonable terms, obtain a line of credit. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by PGIM, Inc. (previously, Prudential Investment Management, Inc.), also an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

QMA International Developed Markets Index Fund - This separate account seeks to provide investment results that track the Morgan Stanley Capital International Europe, Australasia, and Far East Index (“MSCI EAFE Index”). The fund will not hold actively managed stock positions as it does not attempt to outperform the market. The separate account is offered under a group annuity contract issued by the Company and is advised by Quantitative Management Associates, LLC, an affiliate of the Company.

QMA U.S. Broad Market Index Fund - This separate account seeks to provide long-term growth of capital and investment results that approximate the performance of the Standard & Poor’s Composite 1500 Index (S&P 1500 Index). The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Quantitative Management Associates, LLC, also an affiliate of the Company.

Small Company Stock Account, VCA-6 - This separate account seeks to outperform the Russell 2000 Index by investing in a diversified portfolio of small companies. The separate account is offered under a group annuity contract issued by the Company, and is advised by Jennison Associates, LLC, an affiliate of the Company. This investment option was eliminated July 24, 2015. The balance was transferred to a transition account. The transition account balance was transferred 50% to the Delaware Small Cap Core Equity Fund and 50% to the Vanguard Small Cap Index Fund during the transition period which ended August 6, 2015.

Wells Capital International Bond Fund - This separate account seeks to provide total return, consisting of a high level of current income and capital appreciation by investing principally in investment-grade securities of government, agency or corporate issuers worldwide, denominated in various currencies. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Wells Capital Management.

Common/Collective Trusts

Jennison Opportunistic Equity Fund CIT - Effective July 24, 2015. This collective trust seeks long-term growth of capital. It is a multi-cap catalyst driven based investment style utilizing a fundamental bottom-up approach. It focuses on finding companies that are either undergoing a positive change in fundamentals or delivering good forward growth characteristics for which expectations are not fully reflected or appreciated by the market. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company. 50% of the transition account consisting of the balances of the Artisan, U.S. Mid-Cap Value Fund, the Jennison Mid-Cap Growth Fund, the Large Cap Growth/Jennison Fund, and the Large Cap Value/LSV Asset Management Fund were transferred to the fund during the transition period which ended August 6, 2015.

Prudential High Yield Collective Investment Trust - This collective trust seeks to outperform the Barclays U.S. High-Yield Ba/B 1% Issuer Capped Bond Index (“Bond Index”) by 150 basis points over a full market cycle. This fund uses a highly diversified, research-driven strategy targeting an excess return over the Bond Index. The strategy emphasizes the higher quality segment of the high yield market (BB and B-rated corporate bonds) with heavy emphasis on default avoidance. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

Wellington Trust Co. International Opportunities Fund - This collective trust seeks to provide long-term total return in excess of the Morgan Stanley Capital International All Country World Index Ex-US (“MSCI ACWI Ex-US”). This fund invests in international large to mid-cap companies with returns on capital underestimated by the market either on a value or a growth basis with a split between 45% to 55% at any time. A cash position up to 10% may also be held. The collective trust is offered by the Wellington Trust Company, NA Multiple Collective Investment Funds Trust II.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

Registered Investment Companies

Fidelity Government Income Fund - This mutual fund seeks to provide a high level of current income (interest), consistent with preservation of principal. This fund invests at least 80% of its assets in U.S. government securities as well as repurchase agreements for those securities. It invests in U.S. government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury. The fund invests in instruments related to U.S. government securities and allocates assets across different market sectors and maturities. It engages in transactions that have a leveraging effect on the fund, including derivatives. The mutual fund is advised by Fidelity Management & Research Company. The ticker symbol for this fund is FGOVX. This investment option was eliminated July 24, 2015 and replaced by the Vanguard Intermediate Government Bond Index Fund.

Prudential Jennison Natural Resources Fund, Class Q - This mutual fund seeks long-term growth of capital. This fund generally invests at least 80% of assets in equity securities of natural resource companies and in asset-based securities, the values of which are related to, natural resources. Natural resource companies are U.S. and foreign companies that own, explore, mine, process or otherwise develop, or provide goods and services with respect to natural resources. The principal type of equity and equity-related security in which the fund invests is common stock. The fund is non-diversified. The mutual fund is advised by Prudential Investments, LLC, and Jennison Associates, LLC serves as a sub-advisor. Both are affiliates of the Company. The ticker symbol for this fund is PJNQX.

Vanguard Intermediate Government Bond Index Fund - Effective July 24, 2015. This mutual fund seeks to track the performance of a market-weighted government bond index with an intermediate-term dollar-weighted average maturity. The index includes fixed income securities issued by the U.S. Treasury and U.S. government agencies and instrumentalities, as well as corporate or dollar-denominated foreign debt guaranteed by the U.S. government, with maturities between three and ten years. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VIIGX. This investment option replaced the Fidelity Government Income Fund.

Vanguard Small Cap Index Fund - Effective July 24, 2015. This mutual fund seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Center for Research in Security Prices (“CRSP”) U.S. Small Cap Index, a broadly diversified index of stocks of small U.S. companies. The advisor attempts to replicate the target index by investing all of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VSCPX. 50% of the transition account consisting of the balance of the Small Company Stock Account, VCA-6 was transferred to the fund during the transition period which ended August 6, 2015.

Vanguard Emerging Market Stock Index Fund - Effective June 19, 2015. This mutual fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The fund employs an indexing investment approach designed to track the performance of the Financial Times Stock Exchange (“FTSE”) Emerging Markets All Cap China A Transition Index, an interim index that will gradually increase exposure to small-capitalization stocks and China A-shares while proportionately reducing exposure to other stocks based on their weightings in the index. The index is a market-capitalization-weighted index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VEMIX.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

Master Trust

Prudential Financial, Inc. Common Stock Fund - This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This fund’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units are not identical to the current values of shares of PFI common stock. This fund has an ESOP and non-ESOP portion (see Note 9).

Prudential IncomeFlex

Prudential IncomeFlex Select provides a guaranteed income for life without requiring an irrevocable election to receive PESP benefit payments as an annuity. Prudential IncomeFlex Select is designed to help invest the participant’s PESP accounts to provide future retirement income that is guaranteed for their lifetime. This investment option was only available to participants age 50 or older. Participants could choose to invest their money in one or more of the three IncomeFlex separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth), which are described in more detail below. Effective December 31, 2013, Prudential IncomeFlex Select was closed to new participants and to new contributions, loan repayments, and transfers. The three Prudential IncomeFlex separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth) are offered by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, who also serves as the manager of those three separate accounts.

Aggressive Growth Fund - The Prudential IncomeFlex Select Aggressive Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 70% stock (56% U.S. stocks and 14% international stocks) and 30% bonds. Each portfolio is rebalanced daily.

Conservative Growth Fund - The Prudential IncomeFlex Select Conservative Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 35% stock (28% U.S. stocks and 7% international stocks) and 65% bonds. Each portfolio is rebalanced daily.

Moderate Growth Fund - The Prudential IncomeFlex Select Moderate Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 55% stock (44% U.S. stocks and 11% international stocks) and 45% bonds. Each portfolio is rebalanced daily.

Prudential IncomeFlex Target Balanced Fund

Effective January 2, 2014, Prudential IncomeFlex Target is a new product that provides certain guarantees on retirement income. The investment option under IncomeFlex Target is the Prudential IncomeFlex Target Balanced Fund, which invests in a mix of the index funds currently offered in PESP. The index funds invest in bonds (40%), U.S. stocks (45%), and international stocks (15%) and are rebalanced daily. Unlike a target date fund, the IncomeFlex Target does not reduce exposure to the stock market as participants get older. In exchange for a guarantee fee of 0.95%, IncomeFlex Target provides guaranteed lifetime income, potential for income and asset growth, downside market protection for retirement income, and flexible access to market value. The guaranteed fee is applied only to those dollars invested in IncomeFlex Target. IncomeFlex Target does not guarantee market value, which will fluctuate with market volatility. The underlying index funds are separate accounts available under group variable annuity contracts issued by the Company and by Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

As of December 31, 2015, the asset allocation by the Plan’s investment options under the Prudential IncomeFlex Select and Prudential IncomeFlex Target are shown in the following chart:

	Prudential IncomeFlex Select			Prudential
				IncomeFlex
	Aggressive	Conservative	Moderate	Target Balanced
	Fund	Fund	Fund	Fund

Large Cap Stocks
QMA U.S. Broad Market Index Fund	56%	28%	44%	45%

International Stocks
QMA International Developed Markets Index Fund	14%	7%	11%	15%

Bonds
Core Bond Enhanced Index/PGIM Fund	30%	65%	45%	40%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation mix. Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65. GoalMaker® provides automatic rebalancing of investments once per quarter.

Payment of Benefits

When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year, and the amount of any such withdrawal must equal at least $300), or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1⁄2 can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can make up to five withdrawals each calendar year, and the withdrawals are subject to a 10% federal early distribution tax for participants less than 59 1⁄2 years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan (Continued)

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Account.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax Contribution Account and Rollover Contributions Account.

The $50,000 maximum takes into account all loans to the participant from any Plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipts and disbursements method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at fair value, which is consistent with U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements) except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (see Note 3).

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies (Continued)

The fair value of the participation units owned by the Plan in custom plan investments is based on quoted redemption values.

The fair value of the participation units owned by the Plan in insurance company separate accounts is based on quoted redemption values.

The fair value of the participation units owned by the Plan in common/collective trusts is based on quoted redemption values.

The fair value of the shares owned by the Plan in registered investment companies is based on quoted net asset value of shares.

The fair value of the participation units owned by the Plan in the master trust is based on quoted redemption values.

Purchases

Purchases of units of participation in custom plan investments are recorded on a trade-date basis.

Purchases of units of participation in insurance company separate accounts are recorded on a trade-date basis.

Purchases of units of participation in common/collective trusts are recorded on a trade-date basis.

Purchases of shares in registered investment companies are recorded on a trade-date basis.

Purchases of units of participation in the master trust are recorded on a trade-date basis.

Income Recognition

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Interest, dividend and other income is recorded when received.

Sales of units of participation in custom plan investments are recorded on a trade-date basis.

Sales of units of participation in insurance company separate accounts are recorded on a trade-date basis.

Sales of units of participation in common/collective trusts are recorded on a trade-date basis.

Sales of shares in registered investment companies are recorded on a trade-date basis.

Sales of units of participation in the master trust are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost, which approximates fair value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements - Not Yet Adopted

In January 2016, Financial Accounting Standards Board (“FASB”) issued amendments on certain aspects of recognition, measurement, presentation, and disclosure of financial instruments through Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments require changes to the accounting for equity investments, the presentation and disclosure requirements for financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, clarification was provided related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The amendments in this update are effective for employee benefit plans for fiscal years beginning after December 15, 2018. Early adoption is permitted for portions of the standard. Management is currently evaluating the implications of ASU 2016-01 and its effect on the Plan’s financial statements.

In May 2015, FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include all investments in the fair value hierarchy for which the fair value is measured at net asset value (“NAV”) per share using the practical expedient, under Fair Value Measurements and Disclosures (Topic 820). ASU No. 2015-07 is effective for public business entities for annual reporting periods beginning after December 15, 2015. Management is currently evaluating the implications of ASU 2015-07 and its effect on the Plan’s financial statements.

In November 2014, FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815) - Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. ASU 2014-16 clarifies the evaluation of the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. It is effective for annual reporting periods beginning after December 15, 2015. Management does not expect the adoption of ASU 2014-16 to have a significant effect on the Plan’s financial statements.

In August 2014, FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU No. 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016. Early adoption is permitted. Management does not expect the adoption of ASU 2014-15 to have a significant effect on the Plan’s financial statements.

Newly Adopted Accounting Standards

In July 2015, FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force). Under the applicable parts of the new guidance, plans will disaggregate investments measured using fair value only by general type, either on the face of the financial statements or in the notes to the financial statements. Plans are exempt from the requirement to disaggregate assets by nature, characteristics and risks. Disaggregating investments that are measured using fair value by general type is consistent with the level of disaggregation provided by most trustees, custodians and insurance companies and with the information required in Form 5500. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan applied the provisions of ASU 2015-12 for 2015.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the “Fund”) complies with the FASB Accounting Standards Codification (“ASC”) 946 on the fair value reporting of fully benefit-responsive investment contracts as of December 31, 2015 and 2014.

The Fund is a fully benefit-responsive investment contract and is valued at contract value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives), and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The Fund represents the fixed dollar account under an unallocated group annuity contract. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest crediting rate is determined quarterly, and during 2015 was 3.50% for each of the quarters. The minimum crediting rate is 3.50%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

4.	Investments

The information regarding the Plan’s investments included in the Plan’s financial statements and schedules was prepared based on the information furnished to the Plan Administrator by the Company and Prudential Trust Company (the “Trustee”). The Plan Administrator has obtained certifications from the Company and the Trustee that such furnished information is complete and accurate in accordance with 29 CFR 2520.103-5 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.	Investments (Continued)

During 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $28,696,181 as follows:

Year Ended
December 31, 2015
Investments - Net Appreciation/(Depreciation) in Fair Value
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	$(4,275,745)
Delaware Small Cap Core Equity Fund	(11,635,276)

Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	(2,481,013)
Core Bond Enhanced Index/PGIM Fund	417,446
Jennison Mid-Cap Growth Fund	11,139,406
Large Cap Growth/Jennison Fund	59,855,339
Large Cap Value/LSV Asset Management Fund	5,250,289
Prudential Retirement Real Estate Fund	11,773,223
QMA International Developed Markets Index Fund	1,555,884
QMA U.S. Broad Market Index Fund	(880,614)
Small Company Stock Account, VCA-6	25,636,260
Wells Capital International Bond Fund	(3,756,934)

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	(21,526,038)
Prudential High Yield Collective Investment Trust	(376,566)
Wellington Trust Co. International Opportunities Fund	3,655,425

Registered Investment Companies
Fidelity Government Income Fund	(86,474)
Prudential Jennison Natural Resources Fund, Class Q	(18,665,144)
Vanguard Intermediate Government Bond Index Fund	(102,482)
Vanguard Small Cap Index Fund	(16,894,488)
Vanguard Emerging Market Stock Index Fund	(8,613,834)

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	(66,189,520)

Prudential IncomeFlex Select
Aggressive Growth Fund	1,692,757
Conservative Growth Fund	141,084
Moderate Growth Fund	527,231

Prudential IncomeFlex Target Balanced Fund	(103,071)

Transition Accounts *	5,246,674

Net depreciation in fair value of investments	$(28,696,181)

*	During 2015, certain equity based funds were transitioned to new equity funds. Transition accounts were used to liquidate stocks from funds and purchase shares in new funds. This line reflects the change in fair value on these equity investments during the transition period.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.	Investments (Continued)

The investment options bear expenses related to investment management and other fees. The above appreciation/(depreciation) on investments reflects these expenses. The annual gross expense ratio as a percentage of net assets attributable to each investment option as of December 31, 2015 was as follows:

Gross Expense Ratio
PESP Fixed Rate Fund	0.00%

Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	0.32%
Delaware Small Cap Core Equity Fund	0.50%

Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	0.14%
Prudential Retirement Real Estate Fund	0.90%
QMA International Developed Markets Index Fund	0.10%
QMA U.S. Broad Market Index Fund	0.03%
Wells Capital International Bond Fund	0.33%

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	0.38%
Prudential High Yield Collective Investment Trust	0.40%
Wellington Trust Co. International Opportunities Fund	0.64%

Registered Investment Companies
Prudential Jennison Natural Resources Fund, Class Q	0.76%
Vanguard Intermediate Government Bond Index Fund	0.07%
Vanguard Small Cap Index Fund	0.06%
Vanguard Emerging Market Stock Index Fund	0.12%

Master Trust
Prudential Financial, Inc. Common Stock Fund	0.00%

Prudential IncomeFlex Select
Aggressive Growth Fund	0.92%
with Spouse Coverage	1.42%
Conservative Growth Fund	0.96%
with Spouse Coverage	1.46%
Moderate Growth Fund	0.93%
with Spouse Coverage	1.43%

Prudential IncomeFlex Target Balanced Fund	1.03%

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Custom Plan Investments - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments.

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Insurance Company Separate Accounts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

Real estate: Values are determined through an independent appraisal process. The estimate of fair value is based on three approaches: (1) current cost of reproducing the property less deterioration and functional/economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing an income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. Each approach requires the exercise of subjective judgment.

Significant increases/(decreases) in any unobservable inputs used in the fair value measurement of real estate would result in a significantly different fair value measurement. Generally, a change in the assumption used for reproducing the property, income streams, or the value of recent sales of comparable properties is accompanied by a directionally similar change in fair value, while changes in the discounting assumption is accompanied by a directionally opposite change in fair value.

Common/Collective Trusts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. As the sponsor of the trusts, the Trustee specifies to the fund accountants the source(s) to use for underlying investment asset prices. The fund accountant values the fund using the protocol the Trustee has issued. The underlying investments are valued as follows:

Equity securities (stock): Securities are priced at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

Registered Investment Companies - Valued at the net asset value (“NAV”) of shares held at year end.

Master Trust - Valued at the closing price reported on the active market on which individual securities are traded.

Prudential IncomeFlex Select and Prudential IncomeFlex Target - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan investments may be redeemed by the participant or by the Plan. Participants redeem investments when they elect to receive a withdrawal, make a transfer to another investment, or take a loan. The Plan redeems investments when the fiduciaries determine that an investment will no longer be offered as a Plan investment. The following is a high-level summary of the terms and conditions related to the redemption of Plan investments as of a certain date. For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
PESP Fixed Rate Fund (Only contractual values are payable)	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	6 months notice.	None	Installment payments over 5 years with interest credit.

Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	Immediate	30 days prior written notice.	None	None

Delaware Small Cap Core Equity Fund	Immediate Redemption requests received in good order, on a business day and before the close of the NYSE will be executed same.	30 days prior written notice.	None	None

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Core Bond Enhanced Index/PGIM Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Jennison Mid-Cap Growth Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Large Cap Growth/Jennison Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Large Cap Value/LSV Asset Management Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Prudential Retirement Real Estate Fund	Immediate	Immediate, termination date set at first of month following notice.	May delay up to 12 months, if negative impact on other investors. May also delay for exchange closures, SEC restriction, or financial emergency.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Insurance Company Separate Accounts
QMA International Developed Markets Index Fund	Immediate	60 days written notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

QMA U.S. Broad Market Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Small Company Stock Account, VCA-6	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	None

Wells Capital International Bond Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	Immediate	Immediate	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund. May delay withdrawals when (i) any market or stock exchange is closed or dealings therein are restricted or suspended; (ii) an emergency exists; (iii) for any reason the prices or values of any investments cannot be promptly or accurately ascertained; (iv) transfer cannot be affected at normal rates of exchange.

Prudential High Yield Collective Investment Trust	Immediate	Ten-day notice period may be imposed on withdrawals.	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund.

Wellington Trust Co. International Opportunities Fund	Written notice, honored same day if before 4 PM, otherwise next business day.	30days written notice.	Right to require longer notice period or delay payment if market disruption or other circumstances warrant such action.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
Registered Investment Companies
Fidelity Government Income Fund	Trade order received, honored next business day.		May take up to 7 days, if negative impact on the fund.

Prudential Jennison Natural Resources Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Vanguard Intermediate Government Bond Index Fund	Immediate. If the redemption is received before 4pm on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Small Cap Index Fund	Immediate. If the redemption is received before 4pm on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Emerging Market Stock Index Fund	Immediate. If the redemption is received before 4pm on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Master Trust

Prudential Financial, Inc. Common Stock Fund	Immediate		None	If insufficient cash, may seek direction from Plan.

Prudential IncomeFlex Select
Aggressive Growth Fund Conservative Growth Fund Moderate Growth Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
Prudential IncomeFlex Target
Balanced Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Custom Plan Investments	$—	$641,419,963	$—	$641,419,963
Insurance Company Separate Accounts	—	1,311,308,827	121,097,186	1,432,406,013
Common/Collective Trusts	—	641,028,809	—	641,028,809
Registered Investment Companies	340,804,802	—	—	340,804,802
Master Trust (Note 12)	—	684,270,126	—	684,270,126
Prudential IncomeFlex	—	170,367,779	—	170,367,779

Total investments at fair value	$340,804,802	$3,448,395,504	$121,097,186	$3,910,297,492

Investments at contract value PESP Fixed Rate Fund (Note 3)				3,308,570,646

Total investments				$7,218,868,138

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Insurance Company Separate Accounts	$—	$2,626,113,759	$98,965,473	$2,725,079,232
Common/Collective Trust	—	218,185,989	—	218,185,989
Registered Investment Companies	70,390,421	—	—	70,390,421
Master Trust (Note 12)	—	717,362,902	—	717,362,902
Prudential IncomeFlex	—	168,705,020	—	168,705,020

Total investments at fair value	$70,390,421	$3,730,367,670	$98,965,473	$3,899,723,564

Total investments at contract value PESP Fixed Rate Fund (Note 3)				3,284,834,780

Total investments				$7,184,558,344

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2015:

Insurance
Company
Separate Accounts
Additions to net assets
Investment income:
Net appreciation in fair value of investments *	$11,773,223
Interest and dividend income	—
Other income	—

Total investment income	11,773,223

Investment expenses (Note 6)	—

Net investment income	11,773,223

Contributions:
Employer	1,032,743
Employee	5,893,813
Rollover	1,160,318

Total contributions	8,086,874

Total additions	19,860,097

Net transfers (to) from other investment options	5,419,421

Deductions from net assets:
Benefits paid to participants	3,147,611
Administrative expenses	194

Total deductions	3,147,805

Net increase	22,131,713

Net assets at fair value:
Beginning of year	98,965,473

End of year	$121,097,186

* Actual return on assets:
Relating to assets still held at the reporting date	$2,941,730
Relating to assets sold during the reporting period	$8,831,493

During the year ended December 31, 2015, there were no transfers between levels.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Fair Value Measurements (Continued)

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

As of December 31, 2015
Instrument	Fair Value	Valuation Technique	Inputs	Minimum		Maximum	Weighted Average
Prudential Retirement Real Estate Fund	$121,097,186	Independent Appraisal Process	Current cost of reproducing less deterioration
			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 5.75% Capitalization rate: 4.25%	- -	Discount rate: 14.00% Capitalization rate: 10.00%	Discount rate: 6.97% Capitalization rate: 5.76%
Value of recent sales of comparable properties

As of December 31, 2014
		Valuation					Weighted
Instrument	Fair Value	Technique	Inputs	Minimum		Maximum	Average
Prudential Retirement Real Estate Fund	$98,965,473	Independent Appraisal Process	Current cost of reproducing less deterioration
			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 6.00% Capitalization rate: 4.50%	- -	Discount rate: 15.00% Capitalization rate: 9.75%	Discount rate: 7.36% Capitalization rate: 6.05%
Value of recent sales of comparable properties

6.	Related Party Transactions

The Company (or an affiliate of the Company) acts as the investment manager for each of the investment options currently offered by the Plan, except for the Alliance Bernstein Core Opportunities Fund, the Delaware Small Cap Core Equity Fund, the Wells Capital International Bond Fund, the Wellington Trust Co. International Opportunities Fund, the Vanguard Intermediate Government Bond Index Fund, the Vanguard Small Cap Index Fund and the Vanguard Emerging Market Stock Index Fund.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

6.	Related Party Transactions (Continued)

The Plan has an ERISA Budget Account (described below). On a quarterly basis, certain revenue sharing payments (e.g., 12b-1 fees, etc.) received by an affiliate of the Company from certain of the Plan’s investment options are deposited into a dedicated account in the Plan, known as the “ERISA Budget Account”. Revenue sharing payments are reported as “Other income” in the Statement of Changes in Net Assets Available for Benefits. Amounts deposited in the ERISA Budget Account are used to pay on-going administrative expenses of the Plan in accordance with ERISA and guidance issued by the U.S. Department of Labor (“DOL Guidance”).

Most of the administrative expenses shown in the Statement of Changes in Net Assets Available for Benefits were direct expenses (as defined in the DOL Guidance) that the Plan and the Company paid to the Company’s affiliate for recordkeeping services.

The Company also paid certain expenses of the Plan. Some of these expenses were paid to the Company (or an affiliate of the Company).

The Company paid investment management fees for the Small Company Stock Account, VCA-6 in the amount of $1,670,069 for the year ended December 31, 2015.

The Company paid administrative fees for trustee services in the amount of $5,000 for the year ended December 31, 2015.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net assets per the financial statements to Form 5500 at December 31, 2015:

Net assets available for benefits per the financial statements	$7,267,510,924
Less: Notes receivable for participant loans per the financial statements	(48,642,726)
Add: Notes receivable for participant loans per Form 5500	47,834,707

Net assets per Form 5500	$7,266,702,905

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of participant loans and benefit payments per the financial statements to Form 5500:

	December 31,
	2015	2014

Notes receivable for participant loans per the financial statements	$48,642,726	$47,481,058
Less: Certain cumulative deemed distributions of participant loans	(808,019)	(855,001)

Participant loans per Form 5500	$47,834,707	$46,626,057

Benefits paid to participants per the financial statements	$364,001,197
Less: Prior period active loan defaults foreclosed	(152,540)

Total benefit payments per Form 5500	363,848,657
Add: Certain deemed distributions of participant loans	105,558

Total benefit payments and deemed distributions	$363,954,215

The following is a reconciliation of assets of the Single Client Custom Plan Investments per the Statements of Net Assets Available for Benefits to Form 5500 at December 31, 2015:

	Single Client
	Custom Plan Investments
	Alliance Bernstein Core Opportunities Fund	Delaware Small Cap Core Equity Fund	Total per Form 5500

Per Financial Statements	$443,713,094	$197,706,869

Per Form 5500
Receivables Other	3,539,585	—	$3,539,585
Interest-bearing Cash	28,792,959	4,041,893	32,834,852
Common Stock	417,379,053	193,664,976	611,044,029
Other Liabilities	(5,998,503)	—	(5,998,503)

Total	$443,713,094	$197,706,869

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of a component of the Statements of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2015 due to the Prudential IncomeFlex investment options:

		Reallocation
					Prudential
			Prudential		IncomeFlex
			IncomeFlex Select		Target
	Per Financial	Aggressive	Conservative	Moderate	Balanced	Per
	Statements	Fund	Fund	Fund	Fund	Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	$133,081,668	$29,142,400	$11,164,433	$16,436,263	$7,810,146	$197,634,910
Prudential Retirement Real Estate Fund	121,097,186	—	—	—	—	121,097,186
QMA International Developed Markets Index Fund	165,357,271	13,599,787	1,202,323	4,017,753	2,928,805	187,105,939
QMA U.S. Broad Market Index Fund	971,621,412	54,399,148	4,809,294	16,071,013	8,786,414	1,055,687,281
Wells Capital International Bond Fund	41,248,476	—	—	—	—	41,248,476

	$1,432,406,013	$97,141,335	$17,176,050	$36,525,029	$19,525,365	$547,086,511

Prudential IncomeFlex Select
Aggressive Growth Fund	$97,141,335	$97,141,335)	$—	$—	$—	$—
Conservative Growth Fund	17,176,050	—	(17,176,050)	—	—	—
Moderate Growth Fund	36,525,029	—	—	(36,525,029)	—	—

Prudential IncomeFlex Target Balanced Fund	19,525,365	—	—	—	(19,525,365)	—

	$170,367,779	$(97,141,335)	$(17,176,050)	$(36,525,029)	$(19,525,365)	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of interest and dividend income per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2015:

Interest and dividend income per the financial statements	$137,505,467
Add: Interest income on notes receivable from participant loans	1,591,554
Add: Interest on interest-bearing cash	48,221
Less: Dividends on registered investment company shares	(4,237,487)
Less: Master Trust dividends	(19,581,253)

Total interest per Form 5500	$115,326,502

The following is a reconciliation of net appreciation/(depreciation) of the Single Client accounts, the Custom Plan Investments, the Insurance Company Separate Account, and the Transition Accounts included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2015:

			Insurance Co.
	Custom Plan		Separate
	Investments		Account
	Alliance
	Bernstein Core	Delaware Small	Artisan U.S.
	Opportunities	Cap Core Equity	Mid-Cap	Transition	Total per
	Fund	Fund	Value Fund	Accounts	Form 5500

Per Financial Statements	$(4,275,745)	$(11,635,276)	$(2,481,013)	$5,246,674

Per Form 5500
Interest-bearing Cash	$27,633	$2,723	$15,385	$2,480	$48,221
Dividends on Common Stock	2,470,468	989,457	1,746,042	257,632	5,463,599
Net Realized Gains	(6,523,307)	(1,736,406)	(3,307,628)	4,986,562	(6,580,779)
Unrealized Depreciation of Assets	306,246	(10,497,127)	—	—	(10,190,881)
Investment Advisory and Management Fees	(556,785)	(393,923)	(934,812)	—	(1,885,520)

Total	$(4,275,745)	$(11,635,276)	$(2,481,013)	$5,246,674

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of a component of net appreciation/(depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2015 due to the Prudential IncomeFlex investment options:

		Reallocation
			Prudential		Prudential
			IncomeFlex Select		IncomeFlex
	Per Financial	Aggressive	Conservative	Moderate	Target	Per
	Statements	Fund	Fund	Fund	Balanced Fund	Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/ PGIM Fund	$417,446	$507,827	$91,705	$237,254	$(41,228)	$1,213,004
Jennison Mid-Cap Growth Fund	11,139,406	78,995	4,115	18,453	—	11,240,969
Large Cap Growth/ Jennison Fund	59,855,339	138,242	4,938	33,831	—	60,032,350
Large Cap Value/LSV Asset Management Fund	5,250,289	98,744	4,114	24,604	—	5,377,751
Prudential Retirement Real Estate Fund	11,773,223	—	—	—	—	11,773,223
QMA International Developed Markets Index Fund	1,555,884	236,986	9,876	57,995	(15,461)	1,845,280
QMA U.S. Broad Market Index Fund	(880,614)	543,093	22,221	133,565	(46,382)	(228,117)
Small Company Stock Account, VCA-6	25,636,260	88,870	4,115	21,529	—	25,750,774
Wells Capital International Bond Fund	(3,756,934)	—	—	—	—	(3,756,934)

	$110,990,299	$1,692,757	$141,084	$527,231	$(103,071)	$113,248,300

Prudential IncomeFlex Select
Aggressive Growth Fund	$1,692,757	$(1,692,757)	$—	$—	$—	$—
Conservative Growth Fund	141,084	—	(141,084)	—	—	—
Moderate Growth Fund	527,231	—	—	(527,231)	—	—

Prudential IncomeFlex Target Balanced Fund	(103,071)	—	—	—	103,071	—

	$2,258,001	$(1,692,757)	$(141,084)	$(527,231)	$103,071	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net depreciation of the Master Trust included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2015:

Net depreciation of Master Trust investment per the financial statements	$(66,189,520)
Add: Master Trust dividends	19,581,253

Net investment loss from Master Trust investment accounts per Form 5500	$(46,608,267)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Supplemental Information, Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2015:

Net assets available for benefits per the financial statements	$7,267,510,924
Less: Notes receivable for participant loans per the financial statements	(48,642,726)
Add: Notes receivable for participant loans per Form 5500	47,834,707
Less: Receivables of Alliance Bernstein Core Opportunities Fund	(3,539,585)
Add: Liabilities of Alliance Bernstein Core Opportunities Fund	5,998,503

Total per the Schedule of Assets Held for Investment Purposes	$7,269,161,823

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the cash dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

9.	Employee Stock Ownership Plan (“ESOP”) (Continued)

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 25, 2013, that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since the receipt of the letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary. In 2016, the Plan was amended and restated effective as of January 1, 2016, to incorporate previously adopted amendments, reflect plan design changes and comply with applicable law. (See Note 13)

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

12.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was 100%.

13.	Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2015 and through June 15, 2016, the date the financial statements were available to be issued, and determined there have not been any events that occurred, other than those listed below. The events do not require adjustments to these financial statements.

Effective June 30, 2016, the Vanguard Short-Term Investment-Grade Fund, Admiral Shares (VFSUX), which is a mutual fund (“Vanguard Short-Term Fund”), will be added to the Plan’s investment line-up. The Vanguard Short-Term Fund will have an expense ratio of 0.10% (10 basis points) and will invest in a variety of fixed income securities, much of which will be short-term and intermediate-term investment grade securities.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

13.	Subsequent Events (Continued)

The Plan was amended and restated effective as of January 1, 2016, to incorporate previously adopted amendments, reflect plan design changes and comply with applicable law. On January 29, 2016, the Company submitted the Plan to the IRS for a written determination on its continued tax-qualified status. The Plan administrator and the Company’s tax counsel believe that the Plan, as amended and restated effective as of January 1, 2016, is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary.

Effective January 1, 2016, in connection with corporate consolidation activities, the MullinTBG Savings and Investment Plan was merged into The Prudential Employee Savings Plan in accordance with applicable IRC and other regulatory requirements. The January 1, 2016 amended and restatement of the Plan reflects the terms and conditions of the foregoing plan merger.

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes	Supplemental Information
December 31, 2015	Schedule I

Identity of Issue, Borrower Lessor or Similar Party		Description of Investment	Cost		Current Value

*	PESP Fixed Rate Fund	Insurance Co. General Account	$3,308,570,646		$3,308,570,646

*	Core Bond Enhanced Index/PGIM Fund	Insurance Co. Pooled Separate Account	173,907,356		197,634,910
*	Prudential Retirement Real Estate Fund	Insurance Co. Pooled Separate Account	92,318,820		121,097,186
*	QMA International Developed Markets Index Fund	Insurance Co. Pooled Separate Account	168,130,925		187,105,939
*	QMA U.S. Broad Market Index Fund	Insurance Co. Pooled Separate Account	860,152,591		1,055,687,281
*	Wells Capital International Bond Fund	Insurance Co. Pooled Separate Account	45,239,100		41,248,476

		Sub-Total	1,339,748,792		1,602,773,792

	Jennison Opportunistic Equity Fund CIT	Common/Collective Trust	445,275,650		425,179,309
	Prudential High Yield Collective Investment Trust	Common/Collective Trust	60,598,866		62,505,254
	Wellington Trust Co. International Opportunities Fund	Common/Collective Trust	154,844,131		153,344,246

		Sub-Total	660,718,647		641,028,809

	Prudential Jennison Natural Resources Fund, Class Q	Registered Investment Company	80,674,406		56,383,754
	Vanguard Intermediate Government Bond Index Fund	Registered Investment Company	22,719,609		22,601,239
	Vanguard Small Cap Index Fund	Registered Investment Company	235,256,336		218,910,645
	Vanguard Emerging Market Stock Index Fund	Registered Investment Company	51,206,629		42,909,164

		Sub-Total	389,856,980		340,804,802

*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	463,958,015	***	684,270,126

*	Participant Loans	3.25%**	—		47,834,707

	Alphabet Inc	Common Stock, shares: 24,956	15,997,713		18,938,609
	United Health Group Inc	Common Stock, shares: 155,970	18,854,274		18,348,311
	Biogen Idec Inc	Common Stock, shares: 59,594	18,956,071		18,256,622
	CVS Caremark Corp	Common Stock, shares: 169,732	19,147,750		16,594,698
	Wells Fargo & Co	Common Stock, shares: 259,986	14,325,939		14,132,839
	Apple Inc	Common Stock, shares: 133,502	15,588,849		14,052,421
	Interpublic Group	Common Stock, shares: 527,505	10,907,875		12,280,316
	Liberty Media Corp	Common Stock, shares: 439,163	12,297,842		11,997,933
	Pfizer Inc	Common Stock, shares: 370,686	13,330,695		11,965,744
	Comcast Corp	Common Stock, shares: 211,748	13,366,645		11,948,940
	Cisco Systems Inc	Common Stock, shares: 426,255	11,874,559		11,574,955
	General Dynamics Corp	Common Stock, shares: 83,677	12,392,238		11,493,873
	Gilead Sciences	Common Stock, shares: 112,363	13,262,812		11,370,012
	Ace Ltd	Common Stock, shares: 94,816	10,385,244		11,079,250
	Facebook Inc-A	Common Stock, shares: 105,810	9,006,583		11,074,075
	Priceline.com	Common Stock, shares: 8,612	10,715,866		10,979,869

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2015	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Time Warner Inc	Common Stock, shares: 163,683	$14,367,776	$10,585,380
Berkshire Hathaway Inc	Common Stock, shares: 80,058	11,370,744	10,570,858
Home Depot Inc	Common Stock, shares: 78,903	9,221,757	10,434,922
Cigna Corp	Common Stock, shares: 68,454	9,707,659	10,016,874
Visa Inc-Class A Shares	Common Stock, shares: 122,988	9,318,080	9,537,719
Kroger Co	Common Stock, shares: 211,372	7,778,238	8,841,691
Danaher Corp	Common Stock, shares: 88,784	8,107,550	8,246,258
Valero Energy Corp	Common Stock, shares: 113,640	7,014,863	8,035,484
Nvidia Corp	Common Stock, shares: 241,030	4,995,094	7,944,349
Intuitive Surgical Inc	Common Stock, shares: 14,290	7,058,897	7,804,626
Raytheon Co	Common Stock, shares: 61,758	6,723,880	7,690,724
Activision Blizzard Inc	Common Stock, shares: 191,943	4,898,385	7,430,114
Goldman Sachs Group Inc	Common Stock, shares: 37,399	7,655,199	6,740,422
Allstate Corp	Common Stock, shares: 98,790	6,225,380	6,133,871
AMC Network	Common Stock, shares: 81,650	6,017,672	6,097,622
Stryker Corp	Common Stock, shares: 61,590	6,153,186	5,724,175
Vantiv Inc	Common Stock, shares: 111,091	4,957,207	5,267,935
Premier Inc Class A	Common Stock, shares: 141,091	5,018,911	4,976,280
Validus Holdings Ltd	Common Stock, shares: 87,393	4,066,561	4,045,422
Virtu Financial Inc	Common Stock, shares: 178,629	3,959,877	4,044,161
Aspen Technology Inc	Common Stock, shares: 104,655	4,401,269	3,951,773
Xilinx Inc	Common Stock, shares: 83,290	3,912,237	3,912,131
Ansys Inc	Common Stock, shares: 42,196	3,988,724	3,903,130
Blackrock Inc	Common Stock, shares: 11,344	3,796,837	3,862,859
Fiserv Inc	Common Stock, shares: 42,066	3,672,922	3,847,356
Teva Pharmaceutical	Common Stock, shares: 57,112	4,000,977	3,748,832
Amphenol Corp	Common Stock, shares: 66,007	3,692,499	3,447,546
Cognizant Technology Solutions	Common Stock, shares: 52,850	3,322,803	3,172,057
Medtronic Inc	Common Stock, shares: 40,238	3,137,517	3,095,107
Delta Air Lines	Common Stock, shares: 60,653	2,772,422	3,074,501
Twitter Inc	Common Stock, shares: 116,490	2,645,185	2,695,579
Snap-On Inc	Common Stock, shares: 15,410	2,520,981	2,641,736
J2 Global Communications Inc.	Common Stock, shares: 31,666	2,333,891	2,606,745
Alaska Air Group	Common Stock, shares: 32,088	2,502,212	2,583,405
Tyler Technologies Inc	Common Stock, shares: 14,278	1,978,197	2,488,941
Dril Quip Inc	Common Stock, shares: 41,450	2,537,607	2,455,084
West Pharmacetical Services	Common Stock, shares: 38,785	2,319,723	2,335,633
Caseys General Stores Inc	Common Stock, shares: 18,689	1,946,983	2,251,090
Sterling Bancorp/DE	Common Stock, shares: 134,197	1,981,664	2,176,675
On Assignment	Common Stock, shares: 47,543	1,860,490	2,137,058
Ligand Pharmaceuticals	Common Stock, shares: 19,487	2,035,791	2,112,781
Synaptics Inc	Common Stock, shares: 26,249	1,955,152	2,108,845
DCT Industrial Trust Inc	Common Stock, shares: 55,736	1,924,572	2,082,854
Guidewire Software Inc	Common Stock, shares: 34,562	1,994,975	2,079,250
Air Methods Corp	Common Stock, shares: 49,506	1,960,480	2,075,787

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2015	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Acorda Therapeutics Inc	Common Stock, shares: 48,339	$1,586,486	$2,067,942
Granite Construction	Common Stock, shares: 47,473	1,612,567	2,037,066
Barnes Group	Common Stock, shares: 56,892	2,221,531	2,013,408
Kite Realty Group Trust	Common Stock, shares: 76,650	1,986,185	1,987,535
GIII Apparel Group Ltd	Common Stock, shares: 44,890	2,926,796	1,986,831
Proofpoint Inc	Common Stock, shares: 30,557	1,959,983	1,986,511
Icon PLC	Common Stock, shares: 25,302	2,052,839	1,965,965
Stifel Finanacial Corp	Common Stock, shares: 46,404	2,446,675	1,965,673
Convergys Corp	Common Stock, shares: 78,231	1,840,095	1,947,170
Sovran Self Storage Inc	Common Stock, shares: 18,067	1,718,764	1,938,770
Worthington Indus	Common Stock, shares: 64,253	1,768,948	1,936,585
Popeyes Lousiana Kitchen	Common Stock, shares: 32,580	1,913,338	1,905,930
Prosperity Bancshares Inc	Common Stock, shares: 39,539	2,176,990	1,892,337
Kforce Inc	Common Stock, shares: 74,017	2,052,260	1,871,150
Evercore Partners	Common Stock, shares: 34,206	1,976,309	1,849,518
Western Allicance Bancorp	Common Stock, shares: 51,560	1,744,176	1,848,942
Wellcare Health Plans Inc	Common Stock, shares: 23,562	2,045,539	1,842,784
Northwestern Corp	Common Stock, shares: 33,961	1,826,710	1,842,384
Ramco Gershenson Properties	Common Stock, shares: 110,249	1,826,066	1,831,236
Tenneco Automotive Inc	Common Stock, shares: 39,831	1,972,819	1,828,641
Firstmerit Corp	Common Stock, shares: 97,762	1,827,230	1,823,261
Applied Industrial Tech Inc	Common Stock, shares: 44,860	1,710,549	1,816,381
Callidus Software Inc	Common Stock, shares: 97,744	1,576,047	1,815,106
Cepheid Inc	Common Stock, shares: 49,350	2,585,267	1,802,755
Exlservice Holdings Inc	Common Stock, shares: 40,090	1,503,911	1,801,244
Primerica	Common Stock, shares: 38,048	1,570,932	1,797,007
Entertainment Properties Trust	Common Stock, shares: 30,686	1,721,820	1,793,597
Esco Technologies Inc	Common Stock, shares: 49,332	1,830,831	1,782,858
Jack in the Box	Common Stock, shares: 23,090	2,099,830	1,771,234
Aaon Inc	Common Stock, shares: 76,210	1,739,208	1,769,596
Semtech Corp	Common Stock, shares: 93,430	1,581,845	1,767,696
Eastgroup Properties Inc	Common Stock, shares: 31,580	1,849,281	1,756,164
Neenah Paper Inc	Common Stock, shares: 28,099	1,705,339	1,754,221
Webster Financial Corp	Common Stock, shares: 45,567	1,798,713	1,731,827
Selective Insurance Group	Common Stock, shares: 50,582	1,561,669	1,698,544
Conmed Corp	Common Stock, shares: 38,524	2,154,779	1,696,982
Essendant Inc	Common Stock, shares: 52,002	1,866,941	1,690,585
Catalent Inc	Common Stock, shares: 67,272	2,207,655	1,683,818
Incontact Inc	Common Stock, shares: 176,474	1,664,331	1,683,562
Chevron Corporation	Common Stock, shares: 18,540	1,727,406	1,667,858
Minerals Technologies	Common Stock, shares: 36,120	2,207,162	1,656,463
Kaiser Aluminum	Common Stock, shares: 19,776	1,683,046	1,654,460
BBCN Bancorp Inc	Common Stock, shares: 95,976	1,501,319	1,652,707
Old Natl Bancorpind	Common Stock, shares: 121,220	1,781,973	1,643,743
Dover Corp	Common Stock, shares: 26,790	1,714,078	1,642,495

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2015	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

City Holding Co	Common Stock, shares: 35,856	$1,725,567	$1,636,468
Cheesecake Factory	Common Stock, shares: 35,281	1,992,870	1,626,807
Wageworks Inc	Common Stock, shares: 35,443	1,710,498	1,608,049
Continental Building Products	Common Stock, shares: 91,729	1,873,571	1,601,588
Express Inc	Common Stock, shares: 92,378	1,729,522	1,596,292
WNS Holdings Ltd	Common Stock, shares: 51,116	1,527,804	1,594,308
Shutterfly Inc	Common Stock, shares: 35,701	1,478,926	1,590,837
Medicines Company	Common Stock, shares: 42,335	1,326,312	1,580,789
Steven Madden Ltd	Common Stock, shares: 51,690	2,031,153	1,562,072
Great Western Bancorp Inc	Common Stock, shares: 53,593	1,451,170	1,555,269
Atlantic Tele-Network Inc	Common Stock, shares: 19,689	1,409,630	1,540,270
American Equity	Common Stock, shares: 62,902	1,637,080	1,511,535
Tesaro Inc	Common Stock, shares: 28,695	1,530,520	1,501,322
Quidel Corp	Common Stock, shares: 70,008	1,444,305	1,484,170
Columbus McKinnon Corp	Common Stock, shares: 77,544	1,661,836	1,465,582
Ralph Lauren Corp	Common Stock, shares: 12,740	1,699,261	1,420,255
Kadant Inc.	Common Stock, shares: 34,817	1,610,997	1,413,918
Tetra Technologies	Common Stock, shares: 54,271	1,438,023	1,412,131
Quaker Chemical Corp	Common Stock, shares: 18,240	1,696,137	1,409,222
Independent Bank Corp	Common Stock, shares: 30,161	1,461,867	1,403,090
QLIK Technologies Inc	Common Stock, shares: 43,994	1,667,809	1,392,850
DEL Friscos Restaurant Group	Common Stock, shares: 86,440	1,323,917	1,384,768
Carrizo Oil & Gas Inc	Common Stock, shares: 46,706	1,757,235	1,381,563
Team Health Holdings Inc	Common Stock, shares: 31,386	1,935,095	1,377,532
Applied Micro Circuits Corp	Common Stock, shares: 215,174	1,365,251	1,370,658
J & J Snack Foods Corp	Common Stock, shares: 11,706	1,381,159	1,365,739
Flushing Financial Corp	Common Stock, shares: 62,154	1,289,367	1,345,013
First NBC Bank Holdings Co	Common Stock, shares: 35,535	1,376,547	1,328,654
Malibu Boats Inc A	Common Stock, shares: 79,582	1,436,359	1,302,757
Merit Medical Systems	Common Stock, shares: 69,602	1,704,992	1,293,901
Cardinal Financial Corp	Common Stock, shares: 56,652	1,346,902	1,288,833
XPO Logistics Inc	Common Stock, shares: 47,281	1,974,328	1,288,407
Lasalle Hotel Properties	Common Stock, shares: 51,092	1,628,981	1,285,475
Prestige Brands	Common Stock, shares: 24,810	1,197,576	1,277,219
Cleco Corporation	Common Stock, shares: 24,443	1,261,898	1,276,169
Pebblebrook Hotel Trust	Common Stock, shares: 44,421	1,594,971	1,244,676
Teletech Holdings Inc	Common Stock, shares: 44,509	1,229,474	1,242,246
Fiesta Restaurant Group	Common Stock, shares: 36,733	1,865,644	1,234,229
National Cinemedia Inc	Common Stock, shares: 77,097	1,166,606	1,211,194
Infinity PPTY & Casualty Corp	Common Stock, shares: 14,649	1,140,444	1,204,587
Federal Signal	Common Stock, shares: 74,976	1,078,551	1,188,370
Sciquest Inc	Common Stock, shares: 91,442	1,078,416	1,186,003
Infinera Corp	Common Stock, shares: 64,378	1,435,374	1,166,529
Anixter International Inc	Common Stock, shares: 19,285	1,228,217	1,164,621
Cryolife Inc	Common Stock, shares: 102,632	1,097,239	1,106,373

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2015	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Plantronica Inc	Common Stock, shares: 23,295	$1,313,884	$1,104,649
Netgear Inc	Common Stock, shares: 26,257	867,816	1,100,431
Vanda Pharmaceuticals Inc	Common Stock, shares: 117,933	1,435,392	1,097,956
Texas Capital Bancshares Inc	Common Stock, shares: 22,148	1,299,820	1,094,554
United Fire Group Inc	Common Stock, shares: 27,998	1,022,812	1,072,603
Insys Therapeutics Inc	Common Stock, shares: 37,234	1,179,086	1,066,009
Chemtura Corp	Common Stock, shares: 38,772	1,044,255	1,057,312
Retrophin Inc	Common Stock, shares: 53,197	1,627,815	1,026,170
RSP Permian Inc	Common Stock, shares: 41,980	1,046,728	1,023,892
Grubhub Inc	Common Stock, shares: 41,743	1,216,567	1,010,181
Interxion Holding NV	Common Stock, shares: 32,334	926,467	974,870
Microsemi Corp	Common Stock, shares: 58,958	935,349	943,741
Actuant Corp	Common Stock, shares: 38,225	870,607	915,871
Buffalo Wild Wings Inc	Common Stock, shares: 5,716	1,095,980	912,559
MYR Group Inc	Common Stock, shares: 44,187	1,312,096	910,694
Boot Barn Holdings Inc	Common Stock, shares: 72,520	1,833,449	891,271
Balchem Corp	Common Stock, shares: 14,430	888,403	877,344
Houlihan Lokey Inc	Common Stock, shares: 33,285	718,442	872,400
Boise Cascade Co	Common Stock, shares: 34,159	1,063,131	872,079
Maxlinear Inc	Common Stock, shares: 58,751	624,157	865,402
Cobiz Financial Inc	Common Stock, shares: 63,789	807,943	856,048
Silicon Laboratories Inc	Common Stock, shares: 17,284	754,298	838,965
Spectrum Pharmaceuticals Inc	Common Stock, shares: 137,236	955,410	827,533
KLX Inc	Common Stock, shares: 69,099	1,023,374	803,588
Rignet Inc	Common Stock, shares: 38,305	1,024,224	792,530
US Ecology Inc	Common Stock, shares: 20,686	1,003,204	753,798
Ruckus Wireless Inc	Common Stock, shares: 65,385	783,167	700,273
Parsley Energy Inc	Common Stock, shares: 34,512	527,113	636,746
Swift Transportation Co	Common Stock, shares: 41,611	981,236	575,064
Q2 Holdings Inc	Common Stock, shares: 20,880	551,858	550,606
Esterline Technologies	Common Stock, shares: 6,354	556,713	514,674
South Jersey Indus	Common Stock, shares: 21,508	516,492	505,868
Bryn Mawr Bank Corp	Common Stock, shares: 17,484	505,660	502,141
Axiall Corp	Common Stock, shares: 28,983	873,701	446,338
Bristow Group Inc	Common Stock, shares: 13,653	625,828	353,613
Bonanza Creek Energy Inc	Common Stock, shares: 51,094	372,813	269,265

	Sub-Total	621,234,910	611,044,029

Prudential Core Taxable Money Market Fund	Interest-bearing Cash	32,854,381	32,854,381
Alliance Bernstein Core Opportunities Fund - Short Term Account	Interest-bearing Cash	(99,233)	(99,233)
Delaware Small Cap Core Equity Fund - Short Term Account	Interest-bearing Cash	79,704	79,704

	Sub-Total	32,834,852	32,834,852

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2015	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Other	Noninterest-bearing Cash	$60	$60

	Grand Total	$6,816,922,902	$7,269,161,823

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. Common Stock Fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue

Kevin Prue

Vice President, Human Resources

Chairperson of the Prudential Administrative Committee

Dated: June 21, 2016